BAMCO, INC.

767 Fifth Avenue

New York, New York 10153

As amended on August 5, 2015

Baron Investment Funds Trust

767 Fifth Avenue

New York, New York 10153

Re:	Fee Waiver Agreement

Ladies and Gentlemen:

BAMCO, Inc. (“BAMCO”), intending to be legally bound, hereby confirms its agreement as follows in respect of each of the series (each, a “Fund” and collectively, the “Funds”) of Baron Investment Funds Trust (the “Trust”) set forth on Schedule A hereto:

BAMCO agrees that for so long as it serves as the investment adviser to a Fund, it will limit its fees so that the Fund’s total annual operating expenses are the percentages of average daily net assets of retail shares, institutional shares and R6 shares, respectively, set forth opposite the Fund’s name on Schedule A hereto (exclusive of portfolio transaction costs, interest and extraordinary expenses).

This Agreement is effective immediately. This Agreement shall have an initial eleven year term beginning on August 29, 2011 and ending on August 29, 2022 and will automatically renew annually for an eleven year term. For example, on August 29, 2012, this Agreement will automatically renew for a eleven year term ending on August 29, 2023. This Agreement can only be amended by agreement of the Trust, upon approval by the Trust’s Board of Trustees, including a majority of the Trust’s trustees who are not interested persons (as that term is defined in the Investment Company Act of 1940, as amended) of the Trust, on the one hand, and BAMCO, on the other, to increase the percentage shown and will terminate automatically in the event of termination of the Advisory Agreement between BAMCO and each of the Funds.

BAMCO, Inc.

By:	/s/ Patrick M. Patalino
Name:	Patrick M. Patalino
Title:	General Counsel

Accepted and Agreed To:

Baron Investment Funds Trust

    on behalf of each of the Series

    set forth on Schedule A hereto

By:	/s/ Linda S. Martinson
Name:	Linda S. Martinson
Title:	President